Exhibit 21.1

Subsidiaries of Satellogic Inc.

Name	Jurisdiction
Urugus S.A.	Uruguay
Nettar Group	B.V.I
Nettar S.A.	Uruguay
Telluric Ltd.	Israel
Satellogic V. Inc.	United States
Satellogic USA, Inc.	United States
Satellogic S.A.	Argentina
Satellogic Solutions S.L.	Spain
Satellogic China, LTD	China
Satellogic Federal LLC	United States
Satellogic Netherlands B.V.	The Netherlands